Exhibit 10.12

August 30, 2013

Jim Martin

4400 Biscayne Blvd.

Miami, FL 33137

Dear Mr. Martin:

As you know, SafeStitch Medical, Inc. (the “Company” or “SafeStitch”), TransEnterix, Inc. (“TransEnterix”), and certain other parties have executed an Agreement and Plan of Merger (the “Merger Agreement”) in which the Company is to acquire TransEnterix in return for issuing a majority ownership interest to TransEnterix’s stockholders (the “Merger”). The closing of the Merger is currently scheduled for September 3, 2013 (the “Closing Date”).

In connection with the Merger, I am pleased to offer you a position with the Company following the Closing Date as its Chief Financial Officer, reporting to Todd M. Pope. The terms of this letter agreement are contingent upon the closing of the Merger and will commence on the Closing Date. Starting on the Closing Date, your base salary will be $12,500 per month and paid in accordance with the Company’s normal payroll procedures. You will also be eligible to continue to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other employees of the Company. Pursuant to Section 6.06(b) of the Merger Agreement, the Company and TransEnterix will, among other things, recognize your prior service with SafeStitch for all purposes (including, for purposes of eligibility to participate in Company benefit plans, vesting credit, and entitlement to benefits and benefit accrual). The Company reserves the right to cancel or change its policies and benefit plans at any time, upon notice to you.

You should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice.

If, within the six (6) month period following the Closing Date, the Company terminates your employment other than for Cause (as defined below), death or disability, then you will be entitled to receive, subject to your executing and delivering to the Company, after such termination of employment, a written general release in a form satisfactory to the Company (the “Release”) that becomes effective and irrevocable by the sixtieth (60th) day following your termination of employment (the “Release Deadline Date”), (i) continuing payments of severance pay (less applicable withholding taxes) for the amount of salary you would have been paid from the date of your termination through the six (6) month anniversary of the Closing Date had you remained an employee of the Company through such date, payable through the six (6) month anniversary of the Closing Date in accordance with the Company’s normal payroll policies, and (ii) if you elect continuation coverage pursuant to COBRA or comparable state law within the time period prescribed pursuant to COBRA or such comparable state law, the Company will reimburse you for the portion of the applicable premiums for such coverage (at the coverage levels in effect immediately prior to your termination) equal to the amount the Company would have paid to continue your group medical and dental insurance coverage had you remained an employee of the Company (the “COBRA Reimbursements”) until the earlier of (A) the six (6) month anniversary of the Closing Date or (B) the date upon which you and your eligible dependents become covered under similar plans or are otherwise ineligible for coverage under COBRA or such comparable state law; provided that, if the Company determines in its sole discretion that it cannot provide the COBRA Reimbursements without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA Reimbursement, which payments will be made regardless of whether you elect COBRA continuation coverage, until the earlier of (A) the six (6) month anniversary of the Closing Date or (B) the date upon which you and your eligible dependents become covered under similar plans or are otherwise ineligible for coverage under COBRA or such comparable state law.

Notwithstanding the foregoing, if the Release does not become effective and irrevocable by the Release Deadline Date, you will forfeit any right to the severance payments or other separation benefits under this letter. In no event will the severance payments or other separation benefits be paid or provided until the Release actually becomes effective and irrevocable. Except as required by the following paragraph, if the Release becomes effective by the Release Deadline Date, the severance payments under this letter will commence on the Release Deadline Date. Except as required by the following paragraph, any installment payments that would have been made to you during the period from the date of your termination of employment through the date the Release becomes effective and irrevocable but for the preceding sentence will be paid to you on the Release Deadline Date, and the remaining payments will be made as provided in this letter.

Notwithstanding anything to the contrary in this letter, any severance payments or benefits under this letter that would be considered deferred compensation (the “Deferred Payments”) under Section 409A of the Internal Revenue Code (as it has been and may be amended from time to time) and any regulations and guidance that has been promulgated or may be promulgated from time to time thereunder (“Section 409A”) will not be paid until you have experienced a “separation from service” within the meaning of Section 409A. Additionally, if you are a “specified employee” within the meaning of Section 409A at the time of your separation from service, then the Deferred Payments that would otherwise be due to you on or within the six (6) month period following your separation from service but for this paragraph, will accrue during such six (6) month period and will become payable in a lump sum payment on the date six (6) months and one (1) day following the date of your termination (such rule, the “Six Month Delay Rule”). All subsequent Deferred Payments following the application of the Six Month Delay Rule, if any, will be payable in accordance with the payment schedule applicable to each payment. It is the intent of this letter to comply with the requirements of Section 409A so that none of the severance payments will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to so comply. Each payment and benefit payable under this letter is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

For purposes of this letter, “Cause” means (i) your material failure to perform your responsibilities after ten (10) days’ written notice given by an executive officer of the Company to you, which notice shall identify your failure in sufficient detail and grant you an opportunity to cure such failure within such ten (10) day period, (ii) your material violation or breach of any non-competition, non-

solicitation or non-disclosure agreement contained in your consulting or employment agreement with the Company or any of its subsidiaries, (iii) any material act by you of dishonesty or bad faith with respect to the Company or any of its subsidiaries, (iv) use of alcohol or drugs in a manner that materially adversely affects your work performance, or (v) your conviction of or no contest plea to a felony (whether or not against the Company or its subsidiaries). Notwithstanding the foregoing, your refusal to report to work at a location other than the Company’s current headquarters in Miami, Florida shall not constitute grounds for the Company to terminate you for Cause.

We ask that you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is our understanding that you are not prohibited or limited in any way from performing the duties of your position, and you hereby represent that such is the case.

To accept the terms of this letter, please sign and date this letter in the space provided below by EOB 09/03/2013. Your employment is contingent upon your signing the enclosed Employment, Confidential Information, and Invention Assignment Agreement. Please return these signed documents to me in the enclosed return envelope. Duplicate originals are enclosed for your records.

This letter, along with any agreements relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company on and following the Closing Date and supersede any prior representations or agreements, whether written or oral, including, but not limited to, the Proprietary Information and Invention Agreement dated September 3, 2013. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by the President & CEO of the Company and you.

Our Company is advancing surgery through innovation, and we hope you will accept this opportunity to join our team!

Should you have any questions, please contact me at 919 765 8401 or by email gcraig@transenterix.com.

Sincerely,

/s/ Georgia H. Craig

Georgia H. Craig

Manager Executive Administration

TransEnterix, Inc.

635 Davis Drive, Suite 300

Morrisville, NC 27560

I understand and agree to the terms of employment set forth above.

/s/ Jim Martin	September 3, 2013
Signature / Name	Date